Citigroup Global Markets Holdings Inc.
Guaranteed by Citigroup Inc.

Dual Directional Market-Linked Notes Linked to SPXT5UE

Preliminary Terms

This summary of terms is not complete and should be read with the pricing supplement below

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying:	S&P 500® Daily Risk Control 5% Excess Return Index (ticker: "SPXT5UE")
Pricing date:	December 21, 2022
Issue date:	December 27, 2022
Valuation date:	December 22, 2025
Maturity date:	December 26, 2025
CUSIP / ISIN:	17330YYZ7 / US17330YYZ77
Initial underlying value:	The closing value of the underlying on the pricing date
Final underlying value:	The closing value of the underlying on the valuation date
Underlying return:	(Final underlying value - initial underlying value) / initial underlying value
Return amount:	$1,000 × the absolute value of the underlying return × the upside participation rate
Upside participation rate:	At least 125%*
Payment at Maturity:	For each note you hold at maturity, the $1,000 stated principal amount plus the return amount, which will be either zero or positive. All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.
Stated principal amount:	$1,000 per security
Pricing Supplement:	Preliminary Pricing Supplement dated November 30, 2022

* The actual upside participation rate will be determined on the pricing date.
** The hypotheticals assume that the upside participation rate will be set at the lowest value indicated in this offering summary.

Hypothetical Payment at Maturity**


$2,500
$2,250
$2,000
$1,750
$1,500
$1,250
$1,000
$750
$500
$250
$0
Payment at Maturity per $1,000 Stated Principal Amount
$1,000.00 Stated Principal Amount
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
100%
Index Return

Hypothetical Underlying Return	Hypothetical Note Return	Hypothetical Payment at Maturity
100.00%	125.00%	$2,250.00
75.00%	93.75%	$1,937.50
50.00%	62.50%	$1,625.00
40.00%	50.00%	$1,500.00
30.00%	37.50%	$1,375.00
20.00%	25.00%	$1,250.00
10.00%	12.50%	$1,125.00
0.00%	0.00%	$1,000.00
-10.00%	12.50%	$1,125.00
-20.00%	25.00%	$1,250.00
-30.00%	37.50%	$1,375.00
-40.00%	50.00%	$1,500.00
-50.00%	62.50%	$1,625.00
-75.00%	93.75%	$1,937.50
-100.00%	125.00%	$2,250.00

Selected Risk Considerations • You may not receive any positive return on your investment in the notes. If the underlying return is 0%, you will not receive any positive return on your investment. Even if you do receive a positive return at maturity, there is no assurance that your total return on the notes will be as great as could have been achieved on a conventional debt security of ours of comparable maturity. The notes are not appropriate for investors who require interest payments or the certainty of a positive return on their investment. • The notes do not pay interest. • Investing in the notes is not equivalent to investing in the underlying or the stocks that constitute the underlying. You will not receive dividends or have any other rights with respect to the underlying. • Your payment at maturity depends on the closing value of the underlying on a single day. • The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes. • Sale of the notes prior to maturity may result in a loss of principal. • The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. • The estimated val ue of the notes on the pricing date will be less than the issue price. For more information about the estimated value of the notes, see the accompanying preliminary pricing supplement. • The value of the notes prior to maturity will fluctuate based on many unpredictable factors . • The underlying is likely to significantly underperform the absolute return of the S&P 500 ® Total Return Index, and as a result an investment in the notes may significantly underperform the S&P 500 ® Total Return Index. • Because the notes offer the possibility of a positive return at maturity regardless of whether the underlying appreciates or declines, you will not receive a benefit from the underlying’s volatility targeting feature even though you will be subject to its significant drawbacks. • The excess return deduction will adversely affect the performance of the underlying. • The index methodology for the underlying was amended on December 20, 2021 to replace the rate used to determine the excess return deduction from overnight U.S. dollar LIBOR to SOFR plus a spread, and the historical performance of the underlying prior to December 20, 2021 may therefore not reflect how the underlying would have performed had it been based on an excess return deduction equal to SOFR plus a spread during the historical period. • SOFR is a relatively new market index and future performance cannot be predicted based on historical performance. • Although the title of the underlying includes the words “risk control”, the notes are subject to all of the risks described in the accompanying preliminary pricing supplement. • The issuer and its affiliates may have conflicts of interest with you. The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities. Additional Information Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333 - 255302 and 333 - 255302 - 03) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll - free 1 - 800 - 831 - 9146. Filed pursuant to Rule 433 This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page. Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.